SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   SCHEDULE TO


            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of The Securities Exchange Act of 1934

                                (Final Amendment)

               COLUMBIA MANAGEMENT MULTI-STRATEGY HEDGE FUND, LLC
                                (Name of Issuer)

               COLUMBIA MANAGEMENT MULTI-STRATEGY HEDGE FUND, LLC
                       (Name of Filing Person(s) (Issuer))

                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                               Michelle Rhee, Esq.
                         c/o Bank of America Corporation
                              One Financial Center
                           Boston, Massachusetts 02110
                                 (617) 772-3672

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
              and Communications on Behalf of the Filing Person(s))

                                 With a copy to:
                               John M. Loder, Esq.
                                Ropes & Gray LLP
                             One International Place
                           Boston, Massachusetts 02110
                                 (617) 951-7000

                               September 27, 2007
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

  ---------------------------------------------------------------------------
  Transaction Value:   $47,000,000(a)      Amount of Filing Fee  $1,442.90(b)
  ---------------------------------------------------------------------------

(a) Calculated as the aggregate maximum purchase price for limited liability company interests.

(b)    Calculated at $30.70 per $1,000,000 of the Transaction Valuation.

/x/ Check the box if any part of the fee is offset as provided by Rule 011(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       Amount Previously Paid:  $1,442.90
       Form or Registration No.: Schedule TO-I, Registration No. 005-79243 Filing Party: COLUMBIA MANAGEMENT MULTI-STRATEGY HEDGE FUND, LLC Date Filed: September 27, 2007

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/ /    third-party tender offer subject to Rule 14d-1.

/x/    issuer tender offer subject to Rule 13e-4.

/ /    going-private transaction subject to Rule 13e-3.

/ /    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: /x/

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") that Columbia Management Multi-Strategy Hedge Fund, LLC (the "Fund") originally filed with the Securities and Exchange Commission on September 27, 2007 in connection with the Fund's offer (the "Offer") to purchase limited liability company interests ("Interests") in the Fund in an amount up to $47,000,000 on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits B and C to the Statement on September 27, 2007.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

     1.  The Offer expired at 12:00 midnight, Eastern Time, on October 26, 2007.

     2. Investors validly tendered an aggregate amount of $8,102,635.45 in Interests (valued as of September 30, 2007) and did not withdraw these tenders before the expiration of the Offer. The Fund accepted these validly tendered Interests for purchase, and paid for those Interests by issuing promissory notes, in accordance with the terms of the Offer.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               COLUMBIA MANAGEMENT
                               MULTI-STRATEGY HEDGE FUND, LLC

                               By: /s/ David Bailin
                               --------------------
                               Name:   David Bailin
                               Title:  President


Dated: November 2, 2007